March 12, 2018

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Thompson

RE:                          Brazilian Electric Power Company

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed May 1, 2017

File No. 1-34129

Dear Ms. Thompson,

This letter is submitted on behalf of Brazilian Electric Power Company, a corporation organized under the laws of Brazil (the “Company”), in response to comments from the staff of the Office of Consumer Products (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 26, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F submitted as a foreign private issuer pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on May 1, 2017 (the “Annual Report”).

For your convenience, we reproduced the Staff’s comments set forth in the Comment Letter in italics herein with our response immediately below. Defined terms used herein but not otherwise defined have the meanings given to them in our Annual Report.

1.              We have reviewed your response to comment 1. Considering the R$28.6 billion indemnification adjustment represents a revision to the carrying value of an IFRIC 12 financial asset, please expand on your basis under IFRS for classification within revenues. We note that you reference the adjustment as a “Return on Investment” within your revenue table on page F-182. To the extent it continues to be classified as revenues in future filings, please consider presenting the indemnification adjustment within a separate line item on the face of your profit and loss statement. We believe it is important for investors to easily identify this amount in order to analyze and assess trends of your operations.

In response to your request, we will present in our financial statements the RBSE’s indemnification adjustment in a separate income statement line item and include an explanatory note about the accounting classification of the RBSE in our 2017 Form 20-F to be filed by April 30, 2018, as per the text below:

The inclusion of the RBSE indemnification adjustment as revenues is the practice followed by the other transmission companies in Brazil. Such classification is consistent with other financial revenues generated by our transmission businesses, as under the IFRIC 12 model the remuneration for construction of infrastructure is recovered entirely through the Allowed Annual Revenue (Receita Anual Permitida, or “RAP”) which is revenue from the concession not contingent on the use of the transmission lines. The remuneration of the financial asset is [considered to be] [an integral part of] the revenue generated from the transmission business. This accounting treatment is consistent with paragraph 23 of OCPC 05. The OCPC is issued by the by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis, or “CPC”) to guide and clarify technical interpretations about the application of international accounting standards (IFRS/CPC), as set forth below:

“The remuneration portion of the financial asset must be included in the income statement in a manner consistent with the business model of the industry and according to its management model. As an intrinsic part of the business, it must be included as operating revenues. The financial statements, including the notes, should disclose these revenues.”

*****

The Company respectfully believed that the supplemental information contained herein is responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter please do not hesitate to contact me at +55 21 2514 6331.

Sincerely,

By:	/s/ Armando Cassado de Araujo
Armando Cassado de Araujo

cc:                                Jonathan Zonis

Clifford Chance US LLP